

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

Vicky Sharma
President
Starguide Group, Inc.
275 Jatwada, Dasna Gate near Old Bus Stand
Ghaziabad, Uttar Pradesh, India 201002

  Re: Starguide Group, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed July 15, 2020
    File No. 333-237681

Dear Mr. Sharma:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Description of Our Business, page 13

1. We note your response to prior comment 2 and we continue to believe that there is some risk you meet the definition of "shell company," given your lack of assets and operations. Please revise to include risk factor that discloses the risks to you of being a "shell company," as defined in Rule 405 of the Securities Act, and the consequences if you satisfy that definition.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note the reference to the Report of Independent Registered Public Accounting Firm in the table of contents on page 22; however, no report is included in the filing. Please provide an audit report pursuant to Rule 2-02 of Regulation S-X.

You may contact Theresa Brillant at 202-551-3307 or Bill Thompson at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services